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                             April 19, 2022

       Yong Hu
       Chief Executive Officer
       Jianzhi Education Technology Group Co Ltd
       27/F, Tower A, Yingdu Building, Zhichun Road
       Haidian District, Beijing 100086
       People   s Republic of China

                                                        Re: Jianzhi Education
Technology Group Co Ltd
                                                            Amendment No. 8 to
Registration Statement on Form F-1
                                                            Filed March 28,
2022
                                                            File No. 333-257865

       Dear Mr. Hu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 8 to Registration Statement on Form F-1 Filed March 28,
2022

       Cover Page

   1. In the first paragraph on your prospectus cover, please explain whether the VIE structure is used to provide
investors with exposure to foreign investment in China-based companies where Chinese
law prohibits direct foreign investment in the operating
                                                        companies. Refer to
comment number 1 of the Staff's "Sample Letter to China Based
                                                        Companies" published on
December 20, 2021.
   2. We note your disclosure referencing the Holding Foreign Companies Accountable Act.
                                                        Please amend your
disclosure to also discuss the Accelerating Holding Foreign
                                                        Companies Accountable
Act, and include appropriate cross-references to your discussion
 Yong Hu
Jianzhi Education Technology Group Co Ltd
April 19, 2022
Page 2
         of the same in your risk factor disclosure.
3. We note your references throughout the filing to "the Group." Please clearly disclose the entities encompassed in "the Group," and amend the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from referring to your VIE as part of "the Group," and remove references to "our VIE" throughout your filing.
4. Please revise paragraph 5 on your prospectus cover to explicitly disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements and explicitly state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. In this regard, we note your disclosure does not reference dividends and distributions made by or to Beijing Sentu, your VIE entity. Please make comparable revisions to the disclosure on pages 12-14 and address any tax
         consequences of these transactions. Furthermore, please confirm that the disclosure in paragraph 5 on your prospectus cover and on pages 12-14 describes all transfers, dividends, or distributions made to date, and if not, revise to include such disclosure. It appears you have only provided disclosure for the periods presented in your financial statements. For guidance, refer to comments 4 and 9 of the Staff's "Sample Letter to China
         Based Companies" published on December 20, 2021.
5. As a related matter, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong
         Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated
         VIEs by the PRC government to transfer cash. On the cover page, provide cross-
         references to these other discussions.
6. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.
7. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.);
FirstName LastNameYong Hu
       alternatively, state on the cover page and in the prospectus summary that you have no
Comapany
       suchNameJianzhi     Education
             cash management          Technology
                                 policies           Group
                                          that dictate how Co Ltdare
transferred. Provide a cross-
                                                           funds
       reference
April 19,        on the
          2022 Page   2 cover page to the discussion of this issue in the
prospectus summary.
FirstName LastName
 Yong Hu
FirstName   LastNameYong   Hu Group Co Ltd
Jianzhi Education  Technology
Comapany
April       NameJianzhi Education Technology Group Co Ltd
       19, 2022
April 319, 2022 Page 3
Page
FirstName LastName
Prospectus Summary
The VIEs and China Operations, page 3

8. Please describe how the VIE structure may affect investors and the value of their investment and disclose that the company may incur substantial costs to enforce the terms of the arrangements. In addition, disclose the challenges the company may face enforcing the VIE contractual agreements due to legal uncertainties and jurisdictional limits. Refer to comment number 5 of the Staff's "Sample Letter to China Based Companies" published on December 20, 2021.
9. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.
10. Disclose in this section that trading in your securities may be prohibited under the Holding
         Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Refer to comment number 11 of the
         Staff's "Sample Letter to China Based Companies" published on December 20, 2021.
Summary Risk Factors, page 9

11. Please revise your disclosure on page 11 to address the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in
         China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. In addition, please clarify that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers is what could significantly limit or completely hinder your ability to offer or continue to offer your ADSs. Please make conforming edits to your risk factors on pages 48 and 53. Refer to comments 7 and 14 of the Staff's "Sample Letter to China Based Companies" published on December 20, 2021.
Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across
Borders and to U.S. Investors, page 13

12. We note your disclosure "For a condensed consolidation schedule depicting the results of operations, financial position, and cash flows for Jianzhi Education and the VIEs, see
         'Summary Consolidated Financial Data.'" Please amend your disclosure to provide cross-
         references to both the condensed consolidating schedule and the consolidated financial statements.
 Yong Hu
FirstName   LastNameYong   Hu Group Co Ltd
Jianzhi Education  Technology
Comapany
April       NameJianzhi Education Technology Group Co Ltd
       19, 2022
April 419, 2022 Page 4
Page
FirstName LastName
VIE Consolidation Schedule, page 21

13. Please revise the consolidating schedules to present a separate column that includes
         Jianzhi Century Technology (Beijing) Co., Ltd. (WFOE), Beijing Sentu Lejiao
         Information Technology Co., Ltd. and Sentu Shuzhi Technology (Beijing) Co., Ltd. In
         addition, revise the summary of the consolidated statement of income to present cost of revenues and total operating expenses.
Risk Factors
"It is unclear whether we and the VIEs will be subject to the oversight of the CAC . . .", page 49

14. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusion that you and the VIEs would not be subject to the cybersecurity review by the CAC. If true, state as much and explain why such an opinion was not obtained.
"The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. . .", page 54

15. We note your disclosure that "On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two." Please further revise to clarify that this would reduce the time before your securities may be prohibited from trading or delisted. Refer to comment number 13 of the Staff's "Sample Letter to China Based
         Companies" published on December 20, 2021.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year ended December 31, 2021 compared to year ended December 31, 2020
Gross Profit, page 94

16. You attribute the decrease in the gross profits margin for education content services for fiscal 2021 primarily due to the VIEs purchased new educational content in 2021. Please explain why this caused the gross profits margin to decrease. Operating Activities, page 97

17. We note your disclosure that "[a]s of December 31, 2021, [certain] suppliers did not complete delivery of equipment as stated in the contracts." Please disclose whether you expect this trend to occur in future periods. Please also amend your filing to include risk factor disclosure describing the risks, if any, related to suppliers not delivering equipment in accordance with contracts.
Other Transactions with Related Parties, page 148

18. We note your disclosure that "On May 18, 2021 and July 26, 2021, the Group and Rongde
 Yong Hu
Jianzhi Education Technology Group Co Ltd
April 19, 2022
Page 5
      entered into two loan agreements, pursuant to which the Group borrowed an aggregation of RMB47,168,356 from Rongde." Please file the agreements with Rongde as exhibits to your registration statement, or tell us why you believe you are not required to do so.
Notes to Consolidated Financial Statements
Note 10 - Income Taxes, page F-31

19. Please disclose the amounts and expiration dates of operating loss carryforwards pursuant to ASC 740-10-50-3.a. Also, consider disclosing the basis for recording a valuation allowance that appears to be primarily against net operating losses carried forward so investors may understand why you do not expect the carry forwards to be utilized.
       You may contact Doug Jones at 202-551-3309 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,
FirstName LastNameYong Hu
                                                    Division of Corporation
Finance
Comapany NameJianzhi Education Technology Group Co Ltd
                                                    Office of Trade & Services
April 19, 2022 Page 5
cc:       Steve Lin, Esq.
FirstName LastName